EXHIBIT 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Ritchie Bros. Auctioneers Incorporated
Under date of February 11, 2005, we reported on the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated as at December 31, 2004 and 2003, and the consolidated statements of operations and shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Item 18 — Reconciliation with United States Generally Accepted Accounting Principles.” This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.
In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
February 11, 2005

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)
Three years ended December 31, 2004
Nine months ended September 30, 2005 and 2004 (unaudited)
Ritchie Bros. Auctioneers Incorporated (the “Company”) prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ, in certain respects, from accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (collectively, “United States GAAP”). However, for the nine month periods ended September 30, 2005 and 2004 (unaudited) and for each of the years in the three year period ended December 31, 2004, net earnings in accordance with Canadian GAAP were not significantly different from net earnings in accordance with United States GAAP. Additional disclosures under United States GAAP include:
(a)	Comprehensive income:

United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciling the reported net earnings to the comprehensive income amount is as follows:

	Nine months ended
	September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Net earnings in accordance with Canadian and United States GAAP	$39,377	$23,564	$34,899	$36,594	$28,371
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,032)	1,406	8,795	17,180	4,391

Comprehensive income in accordance with United States GAAP	$37,345	$24,970	$43,694	$53,774	$32,762

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	Nine months ended
	September 30,	Years ended December 31,
	2005	2004	2003	2002
	(unaudited)
Foreign currency translation adjustment:
Balance, beginning of period	$21,522	$12,727	$(4,453)	$(8,844)
Change during the period	(2,032)	8,795	17,180	4,391

Balance, end of period	$19,490	$21,522	$12,727	$(4,453)

(b)	Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:
(i)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

(ii)	Stock compensation

Effective January 1, 2003, the Company prospectively adopted Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” which requires the use of fair values for recording stock compensation.

(iii)	Advertising expense

Advertising costs are expensed in the period they are incurred and are recorded in general and administrative expenses in the statement of operations. Advertising expenses for the year ended December 31, 2004 were $1,960 (2003 — $1,709; 2002 — $1,484).

(iv)	Accounts payable and accrued liabilities

	September 30,	December 31,
	2005	2004	2003
	(unaudited)
Accounts payable	$2,106	$3,635	$3,732
Accrued liabilities	6,914	5,741	3,449
Compensation payable	7,961	10,592	9,800
Holdback payable	3,953	8,056	8,171
Sales taxes and duties payable	15,843	17,310	9,998

	$36,777	$45,334	$35,150

(v)	Short-term debt

Short-term debt as at December 31, 2002 consisted of draws on lines of credit with a weighted average interest rate of 5.12%. Unused borrowings under the Company’s available operating lines of credit totaled $94,833 as at September 30, 2005, and $99,498 as at December 31, 2004 (2003 — $107,956).

(vi)	Allowance for doubtful accounts

Accounts receivable are recorded net of allowance for doubtful accounts. Allowance for doubtful accounts as at September 30, 2005 was $4,546 (December 31, 2004 — $5,230; December 31, 2003 — $2,935).

The continuity of allowance for doubtful accounts is as follows:

	Years ended December 31,
	2004	2003	2002
Opening balance	$2,935	$2,249	$1,975
Additions	2,295	686	274

Closing balance	$5,230	$2,935	$2,249

(vii)	Foreign exchange

Exchange gains and losses are recorded in general and administrative expenses. The exchange loss for the year ended December 31, 2004 was $513 (2003 — $202; 2002 — $163).

(viii)	Income taxes

The Company’s earnings (loss) before income taxes by geographic segment were as follows:

	Years ended December 31,
	2004	2003	2002
United States	$50,643	$39,755	$31,871
Canada	(6,546)	(3,277)	(5,145)
Other	14,149	16,215	12,301

Combined	$58,246	$52,693	$39,027

(c)	Recent accounting pronouncements:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”, which requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials be recognized as current-period charges and requires that allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal years beginning after June 15, 2005. FAS 151 is not expected to impact the Company’s consolidated financial statements.

In December 2004, the FASB issued FAS No. 123R (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS No. 123, “Accounting for Stock-Based Compensation”. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition. Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”. FAS 123R is effective beginning fiscal 2006 for the Company. The Company is currently assessing the impact of FAS 123R on its consolidated financial statements.

In March 2005, the FASB issued Financial Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143” to require recognition of a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. The Interpretation provides guidance on whether the fair value is reasonably estimable. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently assessing the impact of FIN 47 on its consolidated financial statements.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted or “retrospective application”, with limited exceptions. Under existing GAAP, a new principle is not applied to prior periods; rather, generally, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.